UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Internap Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45885A409
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
 [   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

CUSIP No. 45885A409

1		NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 45885A409

1		NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 45885A409

1		NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 45885A409

1		NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

Amendment No. 1 to Schedule 13G

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), North Run Advisors, LLC, a Delaware limited liability company (“North Run”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”).  Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run.  North Run is the general partner of the Investment Manager.  The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”).  This Amendment relates to shares of Common Stock, par value $0.001 per share, of Internap Corporation, a Delaware corporation, held by the Funds.
Item 1(a)             Name of Issuer.
 Internap Corporation (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices.
 12120 Sunset Hills Road, Suite 330
 Reston, VA 20190

Item 2(a)          Name of Person Filing.

(1) North Run Capital, LP
(2) North Run Advisors, LLC
(3) Todd B. Hammer
(4) Thomas B. Ellis

Item 2(b)            Address of Principal Business Office, or, if none, Residence.

 For all Filers:
 62 Walnut Street
 Wellesley, MA 02481

Item 2(c)          Citizenship or Place of Organization.

 (1) North Run Capital, LP is a Delaware limited partnership.
 (2) North Run Advisors, LLC is a Delaware limited liability company.
 (3) Todd B. Hammer is a U.S. citizen.
 (4) Thomas B. Ellis is a U.S. citizen.

Item 2(d)            Title of Class of Securities.

 Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e)             CUSIP Number.

  45885A409

Item 3                   Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4                 Ownership.

(a)	The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 400,000 shares of Common Stock.
(b)
The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 1.5% of the outstanding shares of Common Stock.  This percentage was determined by dividing (i) 400,000, the number of shares of Common Stock of which the Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed to beneficially own, by (ii) 26,621,105, the number of shares of Common Stock issued and outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

(c)	The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 400,000 shares of Common Stock held by the Funds.
Item 5                 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6                 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9                 Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2020
NORTH RUN CAPITAL, LP

By:     North Run Advisors, LLC
its general partner

By:          ___________*_________________
Name:  Thomas B. Ellis
Title:  Member
and

By:          ___________*_________________
Name:  Todd B. Hammer
Title:  Member

NORTH RUN ADVISORS, LLC

By:              ___________*_________________
Name:  Thomas B. Ellis
Title:  Member

and

By:              ___________*_________________
Name: Todd B. Hammer
Title:  Member

___________*________________________
Thomas B. Ellis

___________*________________________
Todd B. Hammer

* By __/s/ MICHAEL FISHER____________
Michael Fisher, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits to the original Schedule 13G